(corrected version)

Manulife Board of Directors Announces Common Share Dividend Reduction Effective September 2009

Retains Additional Earnings to Further Strengthen Capital

TORONTO, August 6, 2009 – The Board of Directors of Manulife Financial Corporation (“MFC”) today announced its decision to reduce the Company’s quarterly common share dividend by 50% from $0.26 to $0.13 per share, payable on and after September 21, 2009 to shareholders of record at the close of business on August 18, 2009. The revised dividend will preserve approximately $800 million for MFC on an annualized basis as part of the Company’s strategic focus on building fortress levels of capital.

Donald A. Guloien, President and Chief Executive Officer said, “While our financial results are strong and our capital ratios at the quarter’s end are at satisfactory levels, our capital planning must anticipate more conservative economic scenarios than we are currently experiencing and provide more flexibility to respond to both risks and opportunities from a continued position of strength. We therefore remain focused on achieving fortress levels of capital in all of our operating businesses, as well as at the consolidated Company.”

He added, "While we recognize the importance of the cash dividend to many of our common shareholders, we believe that retaining more of our earnings is the most effective means of building capital while still providing an attractive yield for our shareholders who will benefit as we deploy our capital for growth. We believe that companies that build fortress levels of capital will benefit their policyholders and shareholders and be recognized favourably by regulators and ratings agencies.”

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2009 to shareholders of record at the close of business on August 18, 2009.

•    Class A Shares Series 1 - $0.25625 per share
•    Class A Shares Series 2 - $0.29063 per share
•    Class A Shares Series 3 - $0.28125 per share
•    Class A Shares Series 4 - $0.4125 per share (this amount corrected)
•    Class 1 Shares Series 1 - $0.41425 per share

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”,

“expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark:” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; level of competition and consolidation; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$421 billion (US$362 billion) as at June 30, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

David Paterson
415-852-8899
david_paterson@manulife.com

Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com